P.E. 2/1/02




RECEIVED
FEB 20 2002
354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUE PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 2002 *

LM Ericsson Telephone Company ,
(Translation of registrant's name into English)

Telefonplan, S-126 25 Stockholm Sweden ,
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonaktiebolaget LM Ericsson ,
(Registrant)

Date February 18, 2002,

By

Gary Pinkham
(Signature)

Gary Pinkham
Vice President

* Notice of Annual General Meeting – March 27, 2002

TELEFONAKTIEBOLAGET LM ERICSSON (publ)
NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Globe Arena, entrance the Annex, Arenavägen, Stockholm, Sweden at 4.30 p.m. on Wednesday, March 27, 2002.

Notice of attendance

Shareholders who would like to attend the Annual General Meeting shall give notice hereof to the Company, Telefonaktiebolaget LM Ericsson, Corporate Legal Affairs, SE-126 25 Stockholm, Sweden, not later than at 4 p.m. on Thursday, March 21, 2002. Notice may also be given via Ericsson's web site www.ericsson.com or by tel. no. +46 (0)8 719 3444 alternatively 719 4498 between 10.00 a.m. and 4.00 p.m. weekdays, or by facsimile no. +46 (0)8 719 9527. When giving notice of attendance, please indicate name, date of birth, address, telephone no., and number of attending assistants.

In order to facilitate the registration at the Meeting, powers of attorney, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Tuesday, March 26, 2002.

Participants

Only those shareholders, who have been entered in the transcription of the share register of March 15, 2002, kept by VPC AB (Swedish Securities Register Center) are entitled to participate in the Meeting upon notice of attendance. Shareholders, whose shares are registered in the name of a nominee, must temporarily be entered into the share register in order to be entitled to participate in the Meeting. The shareholder is requested to inform the nominee in due time before Friday, March 15, 2002, when such registration must have been effected. Please observe that this procedure may also be applicable for shareholders who are trading via the Internet.

Agenda

The following items will be dealt with at the Meeting:

1 To elect the chairman of the Meeting.

2 To set up and approve the list of voters.

3 To approve the agenda of the Meeting.

4 To consider whether the Meeting has been properly announced.

5 To elect two persons approving the minutes.

6 a) To present the Annual Report, the Auditors' Report, the Consolidated Accounts and the Auditors' Report on the Consolidated Accounts.

b) The President's speech and the shareholders' possible questions to the Board of Directors and the Management.

7 Approvals:

a) The Profit and Loss Statement and the Balance Sheet, the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group.

b) To discharge the members of the Board of Directors and the President from liability.

c) To determine the appropriation of the loss in accordance with the approved balance sheet.

8 To determine the number of members and deputy members of the Board of Directors.

9 To determine the remuneration payable to the Board of Directors.

10 To elect Board members and deputy Board members.

11 To determine the remuneration payable to the Auditors.

12 To elect members of the Nomination Committee and determine the fee to the Committee

13 The Board of Directors' proposals

a) for amendment of the Articles of Association; and

b) for transfer of own stock.

14 Mr. Einar Hellbom's proposal for resolution by the Meeting for equal voting rights for A and B shares.

15 Closing.

Item 7 c) Dividend

The Board of Directors proposes no dividend be paid for year 2001.

Items 8, 9, 10 and 11 Number of Board members, Remuneration to the Board of Directors, Election of Board Members and Deputy Board Members and Remuneration to the Auditors

Subject to the Annual General Meeting's resolution, the Nomination Committee of the Board proposes

- the number of Board members be eight and no deputy member of the Board ;
- the remuneration to the Board of Directors be maximum 8 million SEK to be distributed by the Board of Directors among its members;
- re-election of the members of the Board Messrs. Tom Hedelius, Sverker Martin-Löf, Eckhard Pfeiffer, Peter Sutherland and Marcus Wallenberg. Niall W.A. FitzGerald, Göran Lindahl, Lars Ramqvist and Clas Reuterskiöld have declined re-election; and
- Sir Peter I. Bonfield, Ms. Lena Torell and Mr. Michael Treschow be appointed Directors of the Board.

The remuneration to the Auditors is proposed be paid on account.

Item 12 Election of Members of the Nomination Committee and Determination of Fee to the Committee

The Company has received proposals for appointment of Messrs. Claes Dahlbäck, Investor, Anders Ek, Robur, Anders Nyrén, Industrivärden, Lars Ottebäck, Alecta, and Michael Treschow members of the Nomination Committee until the end of the Annual General Meeting in 2003.

Further, the Nomination Committee proposes no fee be paid to the committee for 2001 and 2002.

Item 13a) Amendment of the Articles of Association

Background
By an amendment of the law effective July 1, 2001, it has become possible to appoint one or several auditors, others than the auditors appointed by the General Meeting, to audit the Board of Directors' statement in relation to i.a. an issue for non-cash consideration or a merger plan as required by the Swedish Company's Act. The purpose of the amendment is, in the event of i.a. an issue for non-cash consideration or a merger, to enable companies by way of appointing special auditors, to reduce the auditing costs that would otherwise arise from the obligation to inform the American Securities and Exchange Commission (SEC). A special auditor shall be appointed by the Annual General Meeting or by another body in accordance with the provisions of the Articles of Association. The Board of Directors has come to the conclusion that the procedure of authorizing the Board of Directors to appoint one or several special auditors would be the most expedient one.

Proposal
Therefore, the Board of Directors proposes the Annual General Meeting to resolve to insert a second paragraph into § 10 of the Articles of Association with the following wording:

"The Board of Directors is authorized to appoint one or several special auditors to audit the Board of Directors' statement that is made in relation to an issue for non-cash consideration or payment through set-off of claims against the Company or other provisions for the subscription according to Chapter 4, § 6 of the Swedish Company's Act (1975:1385), or audit of merger plans according to Chapter 14, §§ 7 and 23 of said Act."

Item 13 b) Transfer of Own Stock

Background

The Annual General Meeting in 2001 resolved to approve transfer of own stock in relation to the introduction of a Global Stock Incentive Program. The Resolution comprised i.a. authorization for the Company to transfer a maximum of 31,000,000 shares of Class B to cover certain costs, mainly social security charges that may occur in relation to the Program. According to the resolution by the Annual General Meeting, transfer should take place prior to the Annual General Meeting 2002. No such transfer has been made.

Proposal

Therefore, the Board of Directors proposes the Annual General Meeting to resolve to authorize Telefonaktiebolaget LM Ericsson to transfer, prior to the Annual General Meeting 2003, a maximum of 31,000,000 shares of Class B out of the total number of the Company's holding of 156,804,000 shares of Class B for the purpose of covering certain costs, primarily social security charges that may occur in relation to the Company's Global Stock Incentive Program. Transfer of the shares shall be effected at Stockholmsbörsen at a price at each time within the registered price interval for the share.

A group of owners of A and B shares who jointly represent more than 50 per cent of the total number of votes of the Company has reported that they intend to vote in favor of the proposals in items 8, 9, 10, 11, 12 and 13 above.

Further, said group of shareholders has reported that they intend to vote against Mr. Hellbom's proposal according to item 14 above.

The Board of Directors proposals for resolution by the Annual General Meeting regarding amendment of the Articles of Association and transfer of own stock will be available at the Company, Corporate Legal Affairs, Telefonvägen 30, Stockholm as from March 13, 2002.

February 2002
The Board of Directors